SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 to

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ROTECH HEALTHCARE INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE

WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN $14.00 PER SHARE

(TITLE OF CLASS OF SECURITIES)

778669101

(CUSIP NUMBER OF CLASS OF SECURITIES)

PHILIP L. CARTER

PRESIDENT AND CHIEF EXECUTIVE OFFICER

2600 TECHNOLOGY DRIVE, SUITE 300

ORLANDO, FLORIDA 32804

(407) 822-4600

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPIES TO:

JOEL H. TROTTER

DAVID T. DELLA ROCCA

LATHAM & WATKINS LLP

555 11TH STREET, N.W., SUITE 1000

WASHINGTON, D.C. 20004

(202) 637-2200

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$300,000	$16.74

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 673,615 shares of common stock of Rotech Healthcare Inc. have an aggregate maximum value of $300,000 determined using the Black-Scholes option pricing model and related current assumptions. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16.74

Filing Party: Rotech Healthcare Inc.

Form or Registration No.: 005-78993

Date Filed: December 2, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on December 2, 2009, as subsequently amended on December 10, 2009, relating to an offer (the “Offer”) by Rotech Healthcare Inc. (the “Company”) to eligible directors and employees to exchange certain options to purchase shares of the Company’s common stock, par value $0.0001 per share, outstanding under the Rotech Healthcare Inc. Common Stock Option Plan (the “Equity Plan”) for replacement options to purchase a lesser number of shares of the Company’s common stock to be granted under the Equity Plan (the “Option Exchange”). Options eligible for the Option Exchange were those that had an exercise price equal to or greater than $14.00 per share and greater than the per share exercise price of the replacement stock options.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment amends and restates only the items and exhibits to the Schedule TO that are included herein, and items and exhibits that are not included herein are unaffected. This Amendment is the final amendment to the Schedule TO and reports the results of the Offer. This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

The Offer, including all withdrawal rights, expired at 5:00 p.m. Eastern Time on December 31, 2009. A total of 28 eligible option holders participated in the Offer. Pursuant to the Offer, the Company has accepted for exchange eligible options to purchase an aggregate of 2,020,875 shares of the Company’s common stock granted under the Equity Plan, representing 100% of the total shares of common stock underlying options eligible for exchange in the Offer. The Company granted, under the Equity Plan, replacement options to purchase an aggregate of 673,615 shares of common stock on December 31, 2009 in exchange for the eligible options tendered and accepted pursuant to the Offer. The exercise price per share of each replacement option granted in the Option Exchange is $0.41, calculated in the manner as previously disclosed in the Schedule TO, based on the average of the closing prices of our common stock on the OTC Bulletin Board during the five trading days immediately preceding the replacement grant date.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROTECH HEALTHCARE INC.

Dated: January 4, 2010	By:	/s/ Philip L. Carter
Philip L. Carter
President and Chief Executive Officer

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